Exhibit 99.18

Adevinta ASA (ADE) – Share capital increase registered
Oslo, 21 November 2019
Reference is made to the recent rights issue of Adevinta ASA (the "Company").
The share capital increase pertaining to the rights issue has now been registered with the Norwegian Register of Business Enterprises. The share capital was increased by NOK 760,122.60 through the issuance of 3,800,613 new shares, each with a nominal value of NOK 0.20.
Following the registration of the share capital increase in Norwegian Register of Business Enterprises, the Company has a share capital of NOK 136,989,700.40 divided into 684,948,502 ordinary shares, each with a nominal value of NOK 0.20.
The new shares will be transferred to each subscriber's VPS account on or about 22 November 2019 and admitted to trading on the Oslo Stock Exchange on or about the same date.
This information is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Adevinta:
Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.
For more information on Adevinta ASA please visit:
www.adevinta.com/

For further information, please contact:
Jo Christian Steigedal
Investor Relations
E-mail: jo.christian.steigedal@adevinta.com

IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.